Exhibit 15.3
Consent of KPMG, Independent Registered Public Accounting Firm
The Board of Directors
Sify Technologies Limited:
We consent to the incorporation by reference in the registration statement (No. 333-165248) on Form S-8 of Sify Technologies Limited and subsidiaries (the ‘Company’) of our report dated November 30, 2010 with respect to the consolidated statement of financial position of Sify Technologies Limited as of March 31, 2010 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended March 31, 2010 which report appears in the March 31, 2011 annual report on Form 20-F of Sify Technologies Limited.
/s/ KPMG
KPMG
Chennai, India
October 12, 2011